

Mail Stop 7010

May 9, 2007

via U.S. mail and facsimile

Mr. Joel H. Rassman
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

      RE: Toll Brothers, Inc.
              Form 10-K for the Fiscal Year Ended October 31, 2006
              Filed January 5, 2007
              File No. 001-09186

Dear Mr. Rassman:

      We have reviewed your response letter dated April 19, 2007, to our letter dated March 20, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies, Inventory, page 21

1. We note your response to our prior comment two. Please also address whether, on an aggregated basis, the carrying value of communities for which the estimated future undiscounted cash flows were close to their carrying values is material. If so, please disclose this fact and quantify the carrying value of such communities. It may be useful for readers if this is information is presented on a segment basis.

2. We note your response to our prior comment three. We appreciate the additional critical accounting policy disclosures you have proposed with regard to inventory. However, we believe the following additional information may be necessary for a reader to fully understand the more significant assumptions and estimates you have used to ensure that your inventory is stated at its lower of cost or fair value.

- Please provide the weighted average future sales pace and future sales price by geographic segment you used for your 2006 analysis. Provide a sensitivity analysis related to these two material assumptions. Disclose and discuss changes from your 2006 historical weighted average sales price and sales pace for each geographic segment.
- Please disclose the discount rate you used in determining your 2006 inventory write-down and how you determined the appropriateness of such rate. Please disclose the impact that a 1% change in the discount rate would have had on the amount of your write-down.
- Disclose the number of communities you were operating in as well as the additional communities for which you had land that you owned or controlled through options or purchase agreements and the number of communities for which you were required to record an inventory write-down.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief